Filed pursuant to Rule 424(b)(5)

Registration File No. 333-283284

Prospectus Supplement

(to Prospectus Supplements dated December 19, 2024 and December 27, 2024 to Prospectus dated November 26, 2024)

Up to $14,275,000

Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus, dated November 26, 2024 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-283284), as previously supplemented by our prospectus supplements, dated December 19, 2024 and December 27, 2024 (such prospectus supplements together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock having an aggregate offering price of up to $14,275,000 pursuant to the terms of an At the Market Sales Agreement, dated December 19, 2024, with A.G.P./Alliance Global Partners (“A.G.P.”), as amended on January 31, 2025 (the “Sales Agreement”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto. This Prospectus Supplement amends and/or supplements only those sections of the Prior Prospectus as listed in this Prospectus Supplement, and all other sections of the Prior Prospectus remain as is.

We are an “emerging growth company” and “smaller reporting company” as defined under U.S. federal securities laws and are subject to reduced public company reporting requirements. Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AIRE.” The last sale price of our common stock, as reported on Nasdaq on January 30, 2025, was $1.52 per share.

As of January 31, 2025, the aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold on December 26, 2024 of $3.58, was $43,520,130.38, based on 46,054,182 shares of outstanding common stock as of January 31, 2025, of which 12,156,461 shares were held by non-affiliates. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. During the 12 calendar months prior to and including the date of this Prospectus Supplement, we have sold no securities pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the Prospectus Supplement dated December 19, 2024 and the risk factors incorporated by reference into this Prospectus Supplement and the Prior Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this Prospectus Supplement is January 31, 2025

Dilution

If you invest in our securities in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share paid by the purchaser in this offering and our pro forma as adjusted net tangible book value per share immediately after this offering.

Our historical net tangible book deficit as of September 30, 2024 was approximately $(3.29) million, or $(0.07) per share of common stock. We calculate tangible book value (deficit) per share by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2024.

After giving effect to the issuance of 483,215 shares of our common stock in connection with our acquisition of AiChat, our pro forma net tangible book deficit as of September 30, 2024 would have been approximately $(3.29) million, or $(0.07) per share.

After giving effect to the offering of $14,275,000 of our common stock at an assumed offering price of $3.90 per share, the floor price at which a share of our common stock may be sold pursuant to the sales agreement, and after deducting fees of A.G.P. and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2024 is approximately $10.42 million, or $0.21 per share of common stock. This represents an immediate increase in net tangible book deficit of $0.28 per share of common stock, to existing stockholders and an immediate dilution in net tangible book value of $3.69 per share of common stock, to purchasers of common stock in this offering at an assumed offering price of $3.90 per share.

The following table illustrates this per share dilution:

Assumed offering price per share		$3.90
Pro forma net tangible book deficit per share as of September 30, 2024	$(0.07)
Increase in net tangible book deficit per share attributable to this offering	$0.28
Pro forma as adjusted net tangible book value per share as of September 30, 2024, after giving effect to this offering		$0.21
Dilution per share to new investors purchasing shares in this offering		$3.69

The foregoing discussion and table illustrates the dilution in net tangible book value per share to new investors as of September 30, 2024, and assumes for illustrative purposes that an aggregate of 3,660,256 shares of our common stock are offered during the term of the sales agreement with A.G.P. at a price of $3.90 per share, the floor price which a share of our common stock may be sold pursuant to the sales agreement, for aggregate gross proceeds of $14,275,000. The foregoing table illustrates this calculation on a per share basis. The pro forma as adjusted information is illustrative only and will adjust based on the actual price to the public, the actual number of shares sold and other terms of the offering determined at the time shares of our common stock are sold pursuant to this prospectus supplement, subject to the floor price which a share of our common stock may be sold pursuant to the sales agreement of $3.90 per share. The shares sold in this offering, if any, will be sold from time to time at various prices. An increase of $1.00 per share in the price at which the shares are sold from the assumed offering price of $3.90 per share shown in the table above, assuming all of our common stock in the aggregate amount of $14,275,000 during the term of the sales agreement with A.G.P. is sold at that price, would increase our as pro forma adjusted net tangible book value per share after the offering to $0.21 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $3.69 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only. We will not offer and sell shares in excess of any amount that would cause the number of our outstanding shares to exceed the number of shares then authorized to be issued under our certificate of incorporation.

The above discussion and table are based on 45,570,967 shares of our common stock issued and outstanding as of September 30, 2024, except as described, and excludes, as of such date:

●	3,697,961 shares of common stock available for future issuance under the 2022 Plan;

●	2,400,000 shares of common stock issuable upon exercise of the Follow-On Warrants at $5.00 per share; and

●	1,700,884 shares of common stock issuable upon exercise of the GEM Warrants at $371.90 per share.

The discussion and table above assume no exercise of outstanding warrants. To the extent that warrants are exercised, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.